
June 2, 2022

Ordan Trabelsi
Chief Executive Officer
SuperCom Ltd
3 Rothschild Street
Tel Aviv, 6688106, Israel

   Re: SuperCom Ltd
     Registration Statement on Form F-1
     Filed May 27, 2022
     File No. 333-265293

Dear Mr. Trabelsi:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Sasha Ablovatskiy